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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(B)



                             United Auto Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    909440109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 March 18, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        | |  Rule 13d-1(b)

        |X|  Rule 13d-1(c)

        | |  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                Page 1 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109

--------------------------------------------------------------------------------

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
            13-3371826
            ....................................................................
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) .................................................................

           (b) ..X..............................................................
--------------------------------------------------------------------------------

    3.     SEC Use Only
--------------------------------------------------------------------------------

    4.     Citizenship or Place of Organization   Delaware
                                                  ..............................
--------------------------------------------------------------------------------

                           5.     Sole Voting Power      0
                                                       .........................
                         -------------------------------------------------------
Number of Shares
Beneficially Owned         6.     Shared Voting Power      0
                                                         .......................
by Each Reporting        -------------------------------------------------------
Person With:
                           7.     Sole Dispositive Power     0
                                                           .....................
                         -------------------------------------------------------

                           8.     Shared Dispositive Power       4,559,506
                                                                ................
--------------------------------------------------------------------------------

    9.         Aggregate Amount Beneficially Owned by
               Each Reporting Person                             4,559,506
                                                                ................
--------------------------------------------------------------------------------

    10.       Check if the Aggregate Amount in Row (9) Excludes
              Certain Shares (See Instructions)    .............................
--------------------------------------------------------------------------------

    11.        Percent of Class Represented by Amount in Row (9)       12.68%
                                                                      ..........
--------------------------------------------------------------------------------

    12.       Type of Reporting Person (See Instructions)        PN
--------------------------------------------------------------------------------

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 2 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109


PRELIMINARY NOTE:

         On February 22, 2002, International Motor Cars Group I, L.L.C. ("IMCG I") and J.P. Morgan Partners (BHCA), L.P. ("JPMP"), Combined Specialty Insurance Company (formerly known as Virginia Surety Company, Inc.) ("AON"), Penske Corporation, and Penske Capital Partners, L.L.C. (the "Managing Member", and each of JPMP, AON and Penske Corporation, an "IMCG I Member"), being all the members of IMCG I, entered into a letter agreement (the "IMCG I Letter Agreement"). Under the terms of the IMCG I Letter Agreement each IMCG I Member may, in connection with its execution of a cash sale of shares of Series A preferred stock or common stock of United Auto Group, Inc. (the "Issuer") attributable to its membership interest in IMCG I, require that IMCG I distribute such shares to that IMCG I Member, subject to certain conditions (an "IMCG I Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG I Member may require IMCG I to distribute any of the shares of common stock obtained by IMCG I pursuant to its exercise of warrants of the Issuer on February 1, 2002, unless immediately after giving effect to such distribution, no other shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer are attributable to such IMCG I Member's membership interest in IMCG I or, with respect to JPMP, IMCG II (as defined below) and (ii) other than distributions permitted by the IMCG I Letter Agreement or in connection with reallocation of shares to the Managing Member permitted under IMCG I's operating agreement, IMCG I will not sell or otherwise transfer to a third party any shares of the Issuer attributable to an IMCG I Member's membership interest, without the prior written consent of such IMCG I Member. Moreover, neither IMCG I nor any IMCG I Member can cause the conversion of any shares of Series A preferred stock attributable to its membership interest, except in connection with an IMCG I Member Distribution and upon receipt by IMCG I of notice of redemption by the Issuer. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG I to distribute to an IMCG I Member all or a portion of the shares of Series A preferred stock and/or common stock of the Issuer (or any proceeds of such shares) attributable to such IMCG I Member's membership interest.

         On February 22, 2002, International Motor Cars Group II, L.L.C. ("IMCG II") and JPMP and the Managing Member (each of JPMP and the Managing Member, an "IMCG II Member"), being all the members of IMCG II, entered into a letter agreement (the "IMCG II Letter Agreement"). Under the terms of the IMCG II Letter Agreement each IMCG II Member may, in connection with its execution of a cash sale of shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer attributable to its membership interest in IMCG II, require that IMCG II distribute such shares to that IMCG II Member, subject to certain conditions (an "IMCG II Member Distribution"). Such conditions are as follows: (i) until February 22, 2003, no IMCG II Member may require IMCG II to distribute any of the shares of common stock obtained by IMCG II pursuant to its exercise of warrants of the Issuer on February 1, 2002, unless immediately after giving effect to such distribution, no other shares of Series A preferred stock, Series B preferred stock or common stock of the Issuer are attributable to such IMCG II Member's membership interest in IMCG I or IMCG II and (ii) other than distributions permitted by the IMCG II Letter Agreement or in connection with reallocation of shares to the Managing Member permitted under IMCG II's operating agreement, IMCG II will not sell or otherwise transfer to a third party any shares of the Issuer attributable to an IMCG II Member's membership interest, without the prior written consent of such IMCG II Member. Moreover, neither IMCG II nor any IMCG II Member can cause the conversion of any shares of Series A preferred stock or Series B preferred stock of the Issuer attributable to its membership interest, except in connection with an IMCG II Member Distribution and upon receipt by IMCG II of notice of redemption by the Issuer. Notwithstanding the foregoing, the Managing Member shall have the right at any time to cause IMCG II to distribute to an IMCG II Member all or a portion of the shares of Series A preferred stock, Series B preferred stock and/or common stock of the Issuer (or any proceeds of such shares) attributable to such IMCG II Member's membership interest.

         The number of shares reported as beneficially owned by JPMP in this
Schedule 13G represent the shares of the Issuer attributable as of March 18, 2002 to JPMP's membership interests in IMCG I and IMCG II after giving effect to
(i) the sale of 1,230,152 shares of common stock of the Issuer in an underwritten combined primary and secondary public offering of common stock of the Issuer and (ii) the transfer of 133.655 shares of Series A preferred stock (which are convertible into 135,538 shares of common stock as of March 18, 2002) by JPMP to the Managing Member as payment of the carried interest by JPMP to the Managing Member as described in the following sentence. Pursuant to the respective operating agreements of each of IMCG I and IMCG II, the number of shares of the Issuer attributable to JPMP's membership interests in IMCG I and IMCG II shall be reduced at the time of each IMCG I or IMCG II Member Distribution to JPMP by the number of shares actually distributed to JPMP and by the number of shares representing the carried interest payable to the Managing Member pursuant to the respective operating agreements of each of IMCG I and IMCG II with respect to the shares so distributed to JPMP. Moreover, the number of shares reported as beneficially owned by JPMP in this Schedule 13G is subject to increase if dividends accrued on the Series A preferred stock and Series B preferred stock remain unpaid at the time of conversion of such preferred stock into common stock.

ITEM 1.

           (a)      NAME OF ISSUER:

                    United Auto Group, Inc.

SEC 1745 (3-98)                Page 3 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109


           (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    13400 Outer Drive West, Suite B-36
                    Detroit, Michigan 48239


ITEM 2.

           (a)      NAME OF PERSON FILING:

                    J.P. Morgan Partners (BHCA), L.P.

                    Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.


           (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                    1221 Avenue of the Americas
                    New York, New York  10020

           (c)      CITIZENSHIP:

                    Delaware

           (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                    Common Stock, par value $0.0001 per share

           (e)      CUSIP NUMBER:

                    909440109


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.


ITEM 4.  OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:

                  4,559,506

         (b)      PERCENT OF CLASS:

                  12.68% as of 3/18/02

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      Sole power to vote or to direct the vote:  0.
                  (ii)     Shared power to vote or to direct the vote: 0.
                  (iii)    Sole power to dispose or to direct the disposition
                             of: 0.
                  (iv)     Shared power to dispose or to direct the disposition
                             of: 4,559,506.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

SEC 1745 (3-98)                Page 4 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.


ITEM 10. CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SEC 1745 (3-98)                Page 5 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2002

                                   J.P. MORGAN PARTNERS (BHCA), L.P.


                                   By:  JPMP Master Fund Manager, L.P.,
                                        its General Partner

                                   By:  JPMP Capital Corp.,
                                        its General Partner

                                   By:    /s/ DONALD J. HOFMANN, JR.
                                       --------------------------------------
                                       Name:    Donald J. Hofmann, Jr.
                                       Title:   Managing Director


SEC 1745 (3-98)                Page 6 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109


                                  EXHIBIT 2(a)

                  This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


SEC 1745 (3-98)                Page 7 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109


                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

President                                          Jeffrey C. Walker*
Executive Vice President                           Mitchell J. Blutt, M.D.*
Executive Vice President                           Arnold L. Chavkin*
Executive Vice President                           John M.B. O'Connor*
Managing Director                                  Dr. Dana Beth Ardi*
Managing Director                                  John R. Baron*
Managing Director                                  Christopher C. Behrens*
Managing Director                                  David S. Britts*
Managing Director                                  Julie Casella-Esposito*
Managing Director                                  Jerome Colonna*
Managing Director                                  Rodney A. Ferguson*
Managing Director                                  David L. Ferguson*
Managing Director                                  David Gilbert*
Managing Director                                  Eric A. Green*
Managing Director                                  Michael R. Hannon*
Managing Director                                  Donald J. Hofmann, Jr.*
Managing Director                                  W. Brett Ingersoll*
Managing Director                                  Alfredo Irigoin*
Managing Director                                  Andrew Kahn*
Managing Director                                  Jonathan R. Lynch*
Managing Director                                  Thomas G. Mendell*
Managing Director                                  Stephen P. Murray*
Managing Director                                  Timothy Purcell*
Managing Director                                  Faith Rosenfeld*
Managing Director                                  Robert R. Ruggiero, Jr.*
Managing Director                                  Susan L. Segal*
Managing Director                                  Kelly Shackelford*
Managing Director                                  Shahan D. Soghikian*
Managing Director                                  Patrick J. Sullivan*
Managing Director                                  Timothy J. Walsh*
Managing Director                                  Richard D. Waters, Jr.*
Managing Director                                  Damion E. Wicker, M.D.*
Managing Director                                  Eric R. Wilkinson*
Senior Vice President                              Marcia Bateson*
Senior Vice President and Assistant Secretary      Mounir Nahas*
Senior Vice President and Assistant Secretary      Stephen Skoczylas*
Senior Vice President, Treasurer and
  Assistant Secretary                              Elisa R. Stein*
Vice President and Assistant Secretary             Jeffrey Glatt*
Vice President and Assistant Secretary             Puneet Gulati*
Vice President and Assistant Secretary             Sandra King*
Vice President and Assistant Secretary             Scott Kraemer*
Secretary                                          Anthony J. Horan**
Assistant Secretary                                Robert C. Caroll**
Assistant Secretary                                Denise G. Connors**

--------

1 Each of whom is a United States citizen except for Messrs. Britts, Irigoin, and Soghikian.

*        Principal   occupation  is  employee  and/or  officer  of  J.P.  Morgan
         Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                Page 8 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109


                                   DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*


----------

1        Each of whom is a United States citizen.

*        Principal   occupation  is  employee  and/or  officer  of  J.P.  Morgan
         Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

SEC 1745 (3-98)                Page 9 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109


                                                                      SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                               EXECUTIVE OFFICERS(1)


Chairman of the Board and Chief Executive Officer                          William B. Harrison Jr.*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Geoffrey T. Boisi *
Vice Chairman; Head of Retail and Middle Market, Financial Services        David A. Coulter*
      and Management and Private Banking
Director of Human Resources                                                John J. Farrell*
Vice Chairman; Chairman, Investment Bank                                   Walter A. Gubert*
Vice Chairman                                                              Thomas B. Ketchum*
Director of Corporate Marketing and Communications                         Frederick W. Hill*
Vice Chairman; Co-Chief Executive Officer, Investment Bank                 Donald H. Layton*
Vice Chairman                                                              James B. Lee Jr. *
General Counsel                                                            William H. McDavid*
Vice Chairman; Head of Finance, Risk Management and Administration         Marc J. Shapiro*
Vice Chairman                                                              Jeffrey C. Walker**
Executive Vice President; General Auditor                                  William J. Moran*
Chief Financial Officer                                                    Dina Dublon*
Executive Vice President; Head of Market Risk Management                   Lesley Daniels Webster*
Managing Director; Corporate Treasurer                                     David B. Edelson*
Managing Director; Head of Credit Risk Policy                              Suzanne Hammett*
Corporate Secretary                                                        Anthony James Horan*
Senior Vice President; Chief Compliance Officer                            Gregory S. Meredith*
Controller                                                                 Joseph L. Scalfani*
Assistant Corporate Secretary                                              James C. Berry*


                                  DIRECTORS(1)

                                        PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                    BUSINESS OR RESIDENCE ADDRESS
                                        ----------------------------------------
--------------------------------------------------------------------------------
 Hans W. Becherer                       Retired Chairman of the Board and
                                        Chief Executive Officer
                                        Deere & Company
                                        One John Deere Place
                                        Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                       Chairman and Chief Executive Officer
                                        Bechtel Group, Inc.
                                        P.O. Box 193965
                                        San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                  President and Chief Executive Officer
                                        The Hearst Corporation
                                        959 Eighth Avenue
                                        New York, New York  10019
--------------------------------------------------------------------------------


----------

1        Each of whom is a United States citizen.

*        Principal  occupation is employee or officer of J.P. Morgan Chase & Co.
         Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

**       Principal   occupation  is  employee  and/or  officer  of  J.P.  Morgan
         Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

SEC 1745 (3-98)                Page 10 of 11 pages

                                  SCHEDULE 13G

ISSUER: United Auto Group, Inc.                            CUSIP NO.: 909440109


                                       PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                   BUSINESS OR RESIDENCE ADDRESS
                                       ----------------------------------------
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                   Chairman of the Board
                                       Honeywell International
                                       P.O. Box 3000
                                       Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                      Chairman of the Board
                                       Ryder System, Inc.
                                       3600 N.W. 82nd Avenue
                                       Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller                    Retired Co-Chairman
                                       BP Amoco p.l.c.
                                       1111 Warrenville Road, Suite 25
                                       Chicago, Illinois  60563
--------------------------------------------------------------------------------
 Ellen V. Futter                       President and Trustee
                                       American Museum of Natural History
                                       Central Park West at 79th Street
                                       New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                  President and Chief Executive Officer
                                       The College Fund/UNCF
                                       9860 Willow Oaks Corporate Drive
                                       P.O. Box 10444
                                       Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.              Chairman of the Board and Chief
                                         Executive Officer
                                       J.P. Morgan Chase & Co.
                                       270 Park Avenue, 8th Floor
                                       New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                      Of Counsel
                                       Skadden, Arps, Slate, Meagher & Flom LLP
                                       Four Times Square
                                       New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                        Chairman of the Board and Chief Executive
                                         Officer
                                       Exxon Mobil Corporation
                                       5959 Las Colinas Boulevard
                                       Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                      Chairman of the Board
                                       American Home Products Corporation
                                       5 Giralda Farms
                                       Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward                         Chief Executive Officer
                                       U.S. Olympic Committee
                                       One Olympic Plaza
                                       Colorado Springs, CO  80909
--------------------------------------------------------------------------------
 Marina v.N. Whitman                   Professor of Business Administration and
                                         Public Policy
                                       The University of Michigan
                                       School of Public Policy
                                       411 Lorch Hall, 611 Tappan Street
                                       Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------